As filed with the Securities and Exchange Commission on September 26, 2008

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

For Global Depositary Shares

of

UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.

UNIBANCO HOLDINGS S.A.

(Exact name of issuer of deposited securities as specified in its charter)

UNIBANCO-UNION OF BRAZILIAN BANKS S.A.

UNIBANCO HOLDINGS S.A.

(Translation of issuer's name into English)

BRAZIL

 (Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Global Depositary Shares, each Global Depositary Share representing Units, each representing ownership of one acão preferencial, without par value, of Unibanco-União de Bancos Brasileiros S.A. and one acão preferencial, without par value of Unibanco Holdings S.A.	500,000,000 Global Depositary Shares	$5.00	$25,000,000	$982.50

1

For the purpose of this table only the term "unit" is defined as 100 Global Depositary Shares.

2

Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of Global Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Global Depositary Shares of the registrant covered by the previous Registration Statements on Form F-6 of the registrants (Regis. Nos. 333-13282 and 333-13282-01).

The prospectus consists of the proposed Form of Global Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of Global Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of Global Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 16, 17 and 21

securities

(iii)  The collection and distribution of dividends

Articles number 5, 15, 16, 20 and 21

(iv)  The transmission of notices, reports and proxy

Articles number 14, 16, 19 and

soliciting material

21

(v)  The sale or exercise of rights

Articles number 15, 16 and 21

(vi)  The deposit or sale of securities resulting from

Articles number 15, 16, 18 and

dividends, splits or plans of reorganization

21

(vii)  Amendment, extension or termination of the

Articles number 23 and 24

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 19

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 5, 6, 7, 25

withdraw the underlying securities

and 26

(x)  Limitation upon the liability of the depositary

Articles number 15, 21 and 24

3.  Fees and Charges

Articles number 4, 8 and 25

Item – 2.

Available Information

The registrant is subject to periodic reporting requirements

Article number 14 and 19

of the Securities Exchange Act of 1934, as amended and,

accordingly, files certain reports with the Commission.

Such reports can be inspected by holders of Global Depositary

Shares and copied at public reference facilities maintained

by the Commission in Washington, D.C.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of March 26, 2001, as amended and restated as of ___________, 2008 among Unibanco-União de Bancos Brasileiros S.A., Unibanco Holdings S.A., The Bank of New York Mellon as Depositary, and all Holders from time to time of Global Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Global Depositary Shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Global Depositary Share thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 26, 2008.

Legal entity created by the agreement for the issuance of Global Depositary Receipts for Units, each representing ownership of one acão preferencial, without par value, of Unibanco-União de Bancos Brasileiros S.A. and one acão preferencial, without par value of Unibanco Holdings S.A.

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Unibanco-União de Banco Brasileiros S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of City of São Paulo, Brazil on September 25, 2008.

UNIBANCO-UNIÃO DE BANCO BRASILEIROS S.A.

By:  /s/ Pedro Moreira Salles

Name: Pedro Moreira Salles

Title: Principal Executive Officer

By:  /s/ Geraldo Travaglia Filho

Name: Geraldo Travaglia Filho

Title:   Principal Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Geraldo Travaglia Filho and Rogerio Paulo Calderon Peres  and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 25, 2008.

/s/ Pedro Sampaio Malan

/s/ William Mc Dougall Bethlem

Name:  Pedro Sampaio Malan

Name:  William Mc Dougall Bethlem

Chairman

Authorized U.S. Representative

/s/ Pedro Moreira Salles

/s/ Geraldo Travaglia Filho

Name:  Pedro Moreira Salles

Name:  Geraldo Travaglia Filho

Vice Chairman and Principal Executive Officer

Principal Accounting Officer and

Principal Financial Officer

/s/ Francisco Eduardo de Almeida Pinto

Name:  Francisco Eduardo de Almeida Pinto

Director

/s/ Joaquim Francisco de Castro Neto

Name:  Joaquim Francisco de Castro Neto

Director

/s/ Israel Vainboim

Name:  Israel Vainboim

Director

Pursuant to the requirements of the Securities Act of 1933, Unibanco Holdings S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of City of São Paulo, Brazil on September 25, 2008.

UNIBANCO HOLDINGS S.A.

By:  /s/ Pedro Moreira Salles

Name: Pedro Moreira Salles

Title: Principal Executive Officer

By:  /s/ Geraldo Travaglia Filho

Name: Geraldo Travaglia Filho

Title:   Principal Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Geraldo Travaglia Filho and José Lucas Ferreira de Melo, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 25, 2008.

/s/ Israel Vainboim

/s/ William Mc Dougall Bethlem

Name:  Israel Vainboim

Name:  William Mc Dougall Bethlem

Chairman

Authorized U.S. Representative

/s/ Pedro Moreira Salles

/s/ Geraldo Travaglia Filho

Name:  Pedro Moreira Salles

Name:  Geraldo Travaglia Filho

Vice Chairman and Principal Executive Officer

Principal Accounting Officer and

Principal Financial Officer

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of

March 26, 2001, as amended and restated as of ___________,

2008 among Unibanco-União de Bancos Brasileiros S.A., Unibanco

Holdings S.A., The Bank of New York Mellon as Depositary, and all

Holders from time to time of Global Depositary Receipts issued thereunder

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.